UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fuwei Films (Holdings) Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.519008 per share

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

No. 1999 Bei Xing Road, San Xing Town

Chongming District, Shanghai, People’s Republic of China

(Shanghai Yu Hai Tang Science Park)

86-13176530559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3704F 10 2

1		Names of Reporting Persons Miaomiao Yan
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 52.9% (1)
14		Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2022.

CUSIP No.	G3704F 10 2

1		Names of Reporting Persons Shanghai Meicheng Enterprise Management Co., Ltd.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 52.9% (1)
14		Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2022.

CUSIP No.	G3704F 10 2

1		Names of Reporting Persons Hongkong Ruishang International Trade Co., Ltd.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 52.9% (1)
14		Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2022.

CUSIP No.	G3704F 10 2

1		Names of Reporting Persons Apex Glory Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 52.9% (1)
14		Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of June 30, 2022, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2022.

CUSIP No.	G3704F 10 2

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being jointly filed by Miaomiao Yan, Shanghai Meicheng Enterprise Management Co., Ltd. (“Meicheng”), Hongkong Ruishang International Trade Co., Ltd. (“Ruishang”) and Apex Glory Holdings Limited (“Apex,” together with Miaomiao Yan, Meicheng and Ruishang, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 6, 2020, as amended by Amendment No.1 to Schedule 13D filed with the SEC on July 19, 2022 and Amendment No. 2 to Schedule 13D filed with the SEC on October 7, 2022 (collectively, the “Original Schedule 13D,” together with this Amendment No. 3, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

Additional Waiver on Lock-up

BaiJiaYun Limited (“BJY”) sent to Apex a notice on December 6, 2022, a copy of which is attached hereto as Exhibit 99.5 (the “Additional Waiver on Lock-up”), pursuant to which an additional number of 1,122,979 ordinary shares in the Issuer held by Apex is included as Exempted Securities under the Waiver on Lock-up, upon which all ordinary shares in the Issuer held by Apex will become the Exempted Securities.

The foregoing description of the Additional Waiver on Lock-up does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Additional Waiver on Lock-up. A copy of the Additional Waiver on Lock-up is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated July 6, 2020, by and among Miaomiao Yan, Meicheng, Ruishang and Apex
99.2*	English translation of Equity Transfer Agreement, dated June 23, 2020, by and between Meicheng and Shandong Sheng Tong Group Co., Ltd.
99.3**	Lock-up Agreement, dated July 18, 2022, by and among Apex and Baijiayun Limited.
99.4***	Letter dated October 7, 2022 from BaiJiaYun Limited to Apex.
99.5	Notice dated December 6, 2022 from BaiJiaYun Limited to Apex.

__________________

* Previously filed on July 6, 2020.

** Previously filed on July 19, 2022.

*** Previously filed on October 7, 2022.

CUSIP No.	G3704F 10 2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022	Miaomiao Yan

	By:	/s/ Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Executive Director

Hongkong Ruishang International Trade Co., Ltd.

	By:	/s/ Lei Yan
	Name:	Lei Yan
	Title:	Director

Apex Glory Holdings Limited

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Authorized Signatory